

Mail Stop 4561

October 25, 2016

Niccolo M. de Masi
Principal Executive Officer
Glu Mobile Inc.
500 Howard Street
Suite 300
San Francisco, California 94105

> **Re: Glu Mobile Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **Form 8-K**
> **Filed August 2, 2016**
> **File No. 001-33368**

Dear Mr. de Masi:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 2, 2016

1. We note that you present Adjusted gross profit, Adjusted operating income/(loss), Adjusted net income/(loss), Adjusted net income/(loss) per share and Adjusted EBITDA that includes the change in deferred revenue, which substitutes individually tailored recognition methods for those of GAAP. Please describe the changes you expect to make to your presentation in light of the new guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

2. Please disclose the income tax effects of your non-GAAP adjustments in your next earnings release. See Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

3. We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services